Exhibit 99.3

ASSIGNMENT OF INDEBTEDNESS AND SECURITY

This Assignment of Indebtedness and Security (the “Agreement”) made this 6th day of June, 2023.

NE SPC II LP

(hereinafter referred to as the “Assignor”),

-	and-

RED WHITE & BLOOM BRANDS INC.

(hereinafter referred to as the “Assignee”)

-	and-

ALEAFIA HEALTH INC.,

(hereinafter referred to as “Aleafia”)

-	and-

EMBLEM CANNABIS CORPORATION

(hereinafter referred to as “ECC”)

-	and-

ALEAFIA FARMS INC.

(hereinafter referred to as “Aleafia Farms”)

-	and-

EMBLEM CORP.

(hereinafter referred to as “Emblem”)

-and-

CANABO MEDICAL CORPORATION,

(hereinafter referred to as “Canabo”)

-and-

ALEAFIA INC.

(hereinafter referred to as “AI”)

WHEREAS:

(a)	The Assignor has made loans (the “Loans”) to Aleafia, ECC and Aleafia Farms (collectively, the “Borrowers”) pursuant to a loan agreement dated December 24, 2021, as amended by amending agreements dated as of March 28, 2022 and June 17, 2022 and subject to an amended and restated accommodation agreement dated as of May 15, 2023 (as amended by amending agreement dated as of May 31, 2023, between the Assignor and the Borrowers (collectively, the “Loan Agreement”). The Borrowers are indebted and liable to the Assignor under the Loans in the sum of CDN$13,752,408.94, being comprised of principal, interest, and costs as set out in Schedule “A” hereto as of June 5, 2023, being all of the indebtedness owing by the Borrowers to the Assignor (the “Indebtedness”);

(b)	Emblem, Canabo and AI (collectively, the “Guarantors”) have each guaranteed the Indebtedness of the Borrowers to the Assignor pursuant to written guarantees (collectively, the “Guarantees”), each of which is more particularly described in Schedule “B” hereto;

(c)	The Borrowers and the Guarantors have executed and delivered in favour of the Assignor certain security and ancillary documents in connection with the Indebtedness, including, without limitation, the security and ancillary documents in Schedule “B” hereto (collectively referred to herein as the “Security”, and collectively with the Guarantees and the Loan Agreement, the “Loan and Security Documents”), as general and continuing security for the Indebtedness; and

(d)	The Assignor has agreed to assign the Indebtedness and the Loan and Security Documents to the Assignee on the terms described herein.

NOW THEREFORE in consideration of the payment by the Assignee to the Assignor of the amount of Canadian Twelve Million Five Hundred Thousand Dollars ($12,500,000.00) (the “Payment Amount”) in certified funds or by wire transfer, the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party to the other, the parties hereto agree as follows:

ARTICLE 1

ASSIGNMENT

1.01	Assignment

The Assignor hereby absolutely and irrevocably assigns, transfers and sets over unto the Assignee, its successors and assigns, the Indebtedness and the Loan and Security Documents, and all the right, title and interest of the Assignor in the Indebtedness and the Loan and Security Documents, together with the full benefit of all powers and all covenants and provisos contained in the Loan and Security Documents effective as of the date hereof (the “Closing Date”), the whole without any novation.

1.02	Have and Hold

The Assignee shall have and hold the Indebtedness, the Loan and Security Documents and all monies arising in respect thereof and to accrue thereon together with the interest and costs properly eligible thereon and the property, assets and undertaking of the Borrowers and the Guarantors thereby secured, mortgaged, charged, and assigned to the use of the Assignee, its successors and assigns, absolutely, but subject always to the terms and provisions contained herein.

1.03	Consent of Borrowers and the Guarantors

The Borrowers and the Guarantors consent to the terms of the Assignment of the Indebtedness and the Loan and Security Documents described herein and covenant and agree to be bound by same.

1.04	Acknowledgement of lndebtedness and Security

The Borrowers and the Guarantors each hereby irrevocably acknowledges, represents, warrants and covenants to and in favour of the Assignor and the Assignee that the Indebtedness is as set out in Schedule “A” hereto, is due and owing without set-off, counterclaim, other claims or dispute whatsoever, and constitutes all of the indebtedness of the Borrower to the Assignor, that the Loan and Security Documents listed in Schedule “B” attached hereto form all of the loan and security documentation with respect to the Indebtedness and that each Loan and Security Document to which it is a party is valid, binding and enforceable against it and is hereby confirmed in accordance with its terms.

1.05	Signatories on Bank Account at The Toronto Dominion Bank

The Borrowers and Guarantors hereby covenant and agree to take all steps necessary, on the Closing Date, to add two (2) signatories of the Assignee, as designated by the Assignee, as the only authorized signatories to the blocked account (the “Blocked Account”) that is currently the subject of the blocked account agreement (the “Blocked Account Agreement”) dated as of May 19, 2022 between The Toronto-Dominion Bank (“TD”), ECC and the Assignor, and provide confirmation of same to the Assignee.

ARTICLE 2

PAYMENT AMOUNT

2.01	Payment of Payment Amount

The Assignee shall pay to the Assignor the Payment Amount on the Closing Date by certified funds drawn on a Canadian chartered bank, or by way of wire transfer of immediately available funds.

ARTICLE 3

ASSIGNOR’S COVENANTS

3.01	Indebtedness Owing and Payable

The Assignor represents, warrants and covenants with the Assignee that (i) the Indebtedness is as set out in Schedule “A” hereto and constitutes all of the indebtedness of the Borrower to the Assignor, (ii) the Loan and Security Documents listed in Schedule “B” are all of the loan and security documentation to which the Assignor, the Borrowers and the Guarantors are a party to in connection with the Indebtedness, (iii) the Assignor is the legal and beneficial owner of the rights and interests being assigned by it under this Agreement, has the right to convey its right, title and interests in and to same, and those rights and interests are free and clear of any adverse claim,

(iv) the Assignor has not released, discharged, sold, transferred, conveyed, participated or previously assigned all or any part of the Indebtedness or Loan and Security Documents, (v) the Assignor has not granted a security interest to any party or otherwise encumbered the Indebtedness or the Loan and Security Documents and (vi) the Assignor has not limited or postponed the Security granted pursuant to the Loan and Security Documents. If the Assignor discovers any security granted to it in respect of the Indebtedness not listed in Schedule “B”, the Assignor agrees to deliver such security to the Assignee in accordance with the terms hereof at the Assignee’s expense. These representations and warranties shall survive closing.

3.02	Non-Assignable Security

To the extent that any of the Loan and Security Documents or Security referenced herein is not assignable or is not assignable without the consent of a third party (the “Non-Assignable Security”), this Agreement shall not assign such Non-Assignable Security, same shall be held in trust for the Assignee to convey, transfer and assign same as the Assignee may from time to time direct, and shall only actually assign such security upon the necessary consent of such third party being received by the Assignor and the Assignee. To the best of the Assignor’s knowledge, the only Loan and Security Document that is not assignable without the consent of a third party is the Blocked Account Agreement.

3.03	Interest in the Blocked Account

(a)	The Assignor hereby covenants and agrees that, on the Closing Date, it shall provide TD with a release of interest in, and termination of, the Blocked Account Agreement, and deliver any document required by the Assignee or TD in order to remove representatives of the Assignor as authorized signatories on the Blocked Account.

(b)	From and after the Closing Date, should the Assignor receive any funds from the Blocked Account notwithstanding the release of interest and termination contemplated in paragraph 3.03 (a) above, the Assignor shall hold any such funds received in trust for the benefit of the Assignee, and remit such funds at the Assignee’s expense to the Assignee upon receipt of same.

3.04	Interest in Insurance Policies

Contemporaneously with the execution of this Agreement, the Assignor shall deliver a release of interest in the insurance policies for the property (or title thereof), assets or undertaking of the Borrowers or Guarantors.

3.05	No Further Representations or Warranties

Save as contained herein, the Assignor makes no representation, warranty or covenant as to any matter or thing whatsoever, including, without limitation, the validity, perfection, effect of perfection or non-perfection, enforceability or priority of the Indebtedness or the Security or as to the existence of, value of or title to the collateral described therein.

ARTICLE 4

ASSIGNEE’S COVENANTS

4.01	Assignee’s Due Diligence

The Assignee represents, warrants, agrees and covenants with the Assignor that it has relied upon its own due diligence and has satisfied itself with respect to all things relating to the terms of this Agreement, the Loans, the Indebtedness and the Security and it is accepting the assignment of the Indebtedness, the Loans and the Security on an “as is, where is” basis, without recourse or claims for indemnity for any defect with respect thereto against the Assignor in any respect, save and except for the representations, warranties and covenants contained in Article 3 herein. These representations and warranties shall survive closing.

4.02	No Representations or Warranties

The Assignee represents, warrants and covenants with the Assignor that, save as contained herein, the Assignor has made no representations, warranties, covenants, agreements, promises or statements, express or implied or by statute, as to any cause, matter or thing whatsoever, including, without limitation, with respect to or in any way connected with the Loans, the Indebtedness or the Security, including, without limiting the generality of the foregoing, the validity, enforceability, registration, perfection or priority of the Security or any part thereof, or the nature, description or value of the collateral charged by the Security or any part thereof.

4.03	Registration

The Assignee hereby undertakes and agrees to register such documents, file such statements and give such notices as may be required to record the assignment of the Loan and Security Documents and the Assignee and its solicitors are hereby authorized to do so and the Assignee shall forthwith provide the Assignor with evidence in respect thereof.

4.04	Dealings with Loan and Security Documents

The Assignee agrees that the enforcement of, and all other dealings with, the Indebtedness and Loan and Security Documents shall be done in the name of the Assignee and not in the name of the Assignor.

ARTICLE 5

MISCELLANEOUS

5.01	Release of Borrowers and Guarantors

The Borrowers and the Guarantors (and each of their respective officers, directors, employees, heirs, executors, administrators, successors and assigns) do each hereby release, acquit, remise and forever discharge the Assignor (and each of its officers, directors, agents, consultants, counsel, employees, heirs, executors, administrators, successors and assigns) from any and all actions, causes of action, suits, debts, dues, accounts, covenants, contracts, demands, proceedings and claims for injuries, losses, damages, costs, expenses, whether at law or in equity or otherwise, which the Borrowers and the Guarantors had, now have or may hereafter have against the Assignor. This release shall survive closing and may be pleaded as a full and complete defence and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of this release and no fact, event, circumstance, evidence or transaction which could now be asserted or which may later be discovered will affect in any manner the final, absolute and unconditional nature of this release.

5.02	Jurisdiction

This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario. The parties hereto irrevocably attorn to the non-exclusive jurisdiction of the Ontario courts in connection with, related to or in any way arising from this Agreement.

5.03	Successors and Assigns

The parties hereto agree that this Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, administrators, successors and assigns.

5.04	Execution in Counterparts and by Electronic Signature

This Agreement may be executed manually, or by electronic signature by the parties hereto and may be executed in separate counterparts, each of which when so executed and delivered shall be an original, and such counterparts shall together constitute one and the same instrument.

5.05	Further Assurances

Each of the Assignor, the Assignee the Borrowers and the Guarantors shall, at the cost of the Borrowers, from time to time, execute and deliver such further documents and instruments and do all such acts and things as the Assignor or Assignee may reasonably require to effectively carry out, evidence or effect the full intent and meaning of this Agreement.

5.06	Time is of the Essence

Time shall in all respects be of the essence in this Agreement.

5.07	Schedules

Each and every one of the Schedules, which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

5.08	Receipt of Documents

The Assignee, the Borrowers and the Guarantors hereby acknowledge receipt of a true copy of this Agreement and the Loan and Security Documents.

5.09	Titles and Headings

The division of this Agreement into Articles and sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

5.10	Entire Agreement

This Agreement constitutes the entire agreement between the Assignor, the Assignee, the Borrowers and the Guarantors with respect to the subject matter hereof. There are no representations, warranties, conditions, other agreements or acknowledgements whether direct or collateral, express or imply, that form part of or affect this Agreement other than those set forth herein. No party to this Agreement relies upon or regards as material, any representations, warranties, conditions, other agreements or acknowledgements not expressly made in this Agreement or in the agreements and other documents to be delivered pursuant hereto.

5.11	Severability

If any provision of this Agreement is determined to be invalid or unenforceable by a Court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Agreement shall not be affected thereby and shall remain valid and enforceable.

5.12	Mutual Representations

Each of the parties represent and warrant to the other parties that (1) all necessary action to execute and deliver this Agreement has been taken, (2) no notices, approvals, consents or authorizations are needed for the due execution, delivery and performance of this Agreement and

(3) this Agreement has been duly authorized, executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with the terms of this Agreement.

[signature pages follow]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first mentioned above.

AS ASSIGNOR:	NE SPC II LP, by is general partner, NEXT EDGE GENERAL PARTNER (ONTARIO) INC.

By: /s/ “Cheng Dang”
Name: Cheng Dang
Title: Authorized Signing Officer

(I have the authority to bind the Corporation)

AS ASSIGNEE:	RED WHITE & BLOOM BRANDS INC.

By: /s/ “Eddie Mattei”
Name: Eddie Mattei
Title: Chief Financial Officer

(I have the authority to bind the Corporation)

AS BORROWERS:	ALEAFIA HEALTH INC.

By: /s/ “Patricia Symmes”
Name: Patricia Symmes
Title: Chief Executive Officer

By: /s/ “Matthew Sale”
Name: Matthew Sale
Title: Chief Financial Officer

(We have the authority to bind the Corporation)

EMBLEM CANNABIS CORPORATION

By: /s/ “Patricia Symmes”
Name: Patricia Symmes
Title: President

By: /s/ “Matthew Sale”
Name: Matthew Sale
Title: Secretary-Treasurer

(We have the authority to bind the Corporation)

ALEAFIA FARMS INC.

By: /s/ “Patricia Symmes”
Name: Patricia Symmes
Title: President

By: /s/ “Matthew Sale”
Name: Matthew Sale
Title: Secretary-Treasurer

(We have the authority to bind the Corporation)

AS GUARANTORS:	EMBLEM CORP.

By: /s/ “Patricia Symmes”
Name: Patricia Symmes
Title: President

By: /s/ “Matthew Sale”
Name: Matthew Sale
Title: Secretary-Treasurer

(We have the authority to bind the Corporation)

CANABO MEDICAL CORPORATION

By: /s/ “Patricia Symmes”
Name: Patricia Symmes
Title: President

By: /s/ “Matthew Sale”
Name: Matthew Sale
Title: Secretary-Treasurer

(We have the authority to bind the Corporation)

ALEAFIA INC.

By: /s/ “Patricia Symmes”
Name: Patricia Symmes
Title: President

By: /s/ “Matthew Sale”
Name: Matthew Sale
Title: Secretary-Treasurer

(We have the authority to bind the Corporation)

SCHEDULE A

INDEBTEDNESS OF BORROWERS TO NE SPC II LP AT JUNE 5, 2023

	Principal Balance	Accrued Interest and Charges	Total	Per Diem Interest*
Revolving Loan	1,369,880.18	212,946.20	1,582,826.38	589.24
Term Loan	12,130,941.80	26,089.85	12,157,031.65	5,217.97
Legal Fees			$12,550.91
Total	13,500,821.98	239,036.05	13,752,408.94	5,807.21
* Per Diem interest valid until June 30, 2023

SCHEDULE B

LOAN AND SECURITY DOCUMENTS

Unless otherwise indicated, each of the Security Documents is dated as of December 24, 2021.

1.	a guarantee and postponement agreement by Emblem in favour of the Assignor;

2.	a guarantee and postponement agreement by Canabo in favour of the Assignor;

3.	a guarantee and postponement agreement by AI in favour of the Assignor;

4.	a general security agreement by Emblem in favour of the Assignor;

5.	a general security agreement by Canabo in favour of the Assignor;

6.	a general security agreement by AI in favour of the Assignor;

7.	a general security agreement by Aleafia in favour of the Assignor;

8.	a general security agreement by ECC in favour of the Assignor;

9.	a general security agreement by Aleafia Farms in favour of the Assignor;

10.	a general assignment of rents by ECC in favour of the Assignor;

11.	a general assignment of rents by Aleafia Farms in favour of the Assignor;

12.	a subordination, postponement and standstill agreement from 1260356 Ontario Limited in favour of the Assignor;

13.	a subordination, postponement and standstill agreement from Computershare Trust Company of Canada in favour of the Assignor dated as of August 26, 2022;

14.	an assignment of insurance monies by Emblem in favour of the Assignor;

15.	an assignment of insurance monies by Canabo favour of the Assignor;

16.	an assignment of insurance monies by AI favour of the Assignor;

17.	an assignment of insurance monies by Aleafia in favour of the Assignor;

18.	an assignment of insurance monies by ECC in favour of the Assignor;

19.	an assignment of insurance monies by Aleafia Farms in favour of the Assignor;

20.	a notice of security interest in intellectual property by ECC in favour of the Assignor;

21.	a notice of security interest in intellectual property by AI in favour of the Assignor;

22.	a notice of security interest in intellectual property by Aleafia in favour of the Assignor;

23.	an environmental warranty and indemnity by Aleafia, ECC, Aleafia Farms, Emblem, AI and Canabo in favour of the Assignor;

24.	a charge/mortgage in the principal amount of $19,000,000 over, [redacted address] Paris, Ontario (the “Paris Property”) by ECC in favour of the Assignor;

25.	a charge/mortgage in the principal amount of $19,000,000 over, [redacted address] Grimsby, Ontario (the “Grimsby Property”) by Aleafia Farms in favour of the Assignor;

26.	a notice of assignment of general rents over the Paris Property by ECC in favour of the Assignor;

27.	a notice of assignment of general rents over the Grimsby Property by Aleafia Farms in favour of the Assignor;

28.	a postponement of interest over the Paris Property by 1260356 Ontario Limited in favour of the Assignor;

29.	a postponement of interest over the Grimsby Property by 1260356 Ontario Limited in favour of the Assignor;

30.	an acknowledgement and direction re charge/mortgage over the Paris Property by ECC in favour of the Assignor;

31.	an acknowledgement and direction re charge/mortgage over the Grimsby Property by Aleafia Farms in favour of the Assignor;

32.	an acknowledgement and direction re general assignment of rents over the Paris Property by ECC in favour of the Assignor;

33.	an acknowledgement and direction re general assignment of rents over the Grimsby Property by Aleafia Farms in favour of the Assignor;

34.	an acknowledgement and direction re postponement of interest over the Paris Property by 1260356 Ontario Limited in favour of the Assignor;

35.	an acknowledgement and direction re postponement of interest over the Grimsby Property by 1260356 Ontario Limited in favour of the Assignor;

36.	an acknowledgement re standard charge terms by ECC in favour of the Assignor;

37.	an acknowledgement re standard charge terms by Aleafia Farms in favour of the Assignor;

38.	the title insurance policy no. 211221001442 issued by First Canadian Title in favour of the Assignor; and

39.	the Blocked Account Agreement.